# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ADC Therapeutics SA, CIK 0001771910
CUSIP: H0036K147
Title of class of securities: Common Shares, par value CHF 0.08 per share
Address of issuer's principal executive offices: Biopole, Route de la Corniche 3B, Epalinges, Switzerland (V8), 1066
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001425738

## Reporting persons
- Redmile Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 15,666,731; sole dispositive power 0; shared dispositive power 15,666,731; aggregate amount beneficially owned 15,666,731 (12.7% of the class)
  Comment: Redmile Group, LLC's beneficial ownership of the Issuer's common shares ("Common Stock") is comprised of 15,666,731 shares of Common Stock owned by certain private investment vehicles managed by Redmile Group, LLC (collectively, the "Redmile Clients"), including RedCo II Master Fund, L.P. ("RedCo II"), which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Clients. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on 123,877,111 shares of Common Stock outstanding as of October 31, 2025, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2025 filed with the Securities and Exchange Commission (the "SEC") on November 10, 2025 (the "Form 10-Q").
- Jeremy C. Green: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 15,666,731; sole dispositive power 0; shared dispositive power 15,666,731; aggregate amount beneficially owned 15,666,731 (12.7% of the class)
  Comment: Jeremy C. Green's beneficial ownership of the Common Stock is comprised of 15,666,731 shares of Common Stock owned by the Redmile Clients, including RedCo II, which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Clients. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on 123,877,111 shares of Common Stock outstanding as of October 31, 2025, as reported by the Issuer in the Form 10-Q.
- RedCo II Master Fund, L.P.: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 13,145,712; sole dispositive power 0; shared dispositive power 13,145,712; aggregate amount beneficially owned 13,145,712 (10.6% of the class)
  Comment: Percentage based on 123,877,111 shares of Common Stock outstanding as of October 31, 2025, as reported by the Issuer in the Form 10-Q.

## Item 1. Issuer
Name of issuer: ADC Therapeutics SA
Address of issuer's principal executive offices: Biopole, Route de la Corniche 3B, 1066 Epalinges, Switzerland

## Item 2. Person Filing
Name of person filing:
Redmile Group, LLC
Jeremy C. Green
RedCo II Master Fund, L.P.
Address of principal business office or, if none, residence:
Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

Jeremy C. Green
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

RedCo II Master Fund, L.P.
c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129
Citizenship:
Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom
RedCo II Master Fund, L.P.: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Redmile Group, LLC - 15,666,731 (1)
Jeremy C. Green - 15,666,731 (1)
RedCo II Master Fund, L.P. - 13,145,712 (2)
Percent of class:
Redmile Group, LLC - 12.7% (3)
Jeremy C. Green - 12.7% (3)
RedCo II Master Fund, L.P. - 10.6% (3)
Sole power to vote or to direct the vote:
Redmile Group, LLC - 0
Jeremy C. Green - 0
RedCo II Master Fund, L.P. - 0
Shared power to vote or to direct the vote:
Redmile Group, LLC - 15,666,731 (1)
Jeremy C. Green - 15,666,731 (1)
RedCo II Master Fund, L.P. - 13,145,712 (2)
Sole power to dispose or to direct the disposition:
Redmile Group, LLC - 0
Jeremy C. Green - 0
RedCo II Master Fund, L.P. - 0
Shared power to dispose or to direct the disposition:
Redmile Group, LLC - 15,666,731 (1)
Jeremy C. Green - 15,666,731 (1)
RedCo II Master Fund, L.P. - 13,145,712 (2)

(1) The shares of the Issuer's Common Stock reported herein are held by certain Redmile Clients, including RedCo II, for which Redmile Group, LLC is the investment manager/adviser and, in such capacity, exercises voting and investment power over all of the shares of Common Stock held by the Redmile Clients and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the principal of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The shares of Common Stock beneficially owned by Redmile Group, LLC and Mr. Green exclude 27,743,685 shares issuable upon the exercise of the pre-funded warrants held by certain Redmile Clients, including RedCo II, as such warrants include a provision that a holder is prohibited from exercising such warrants to the extent that, upon such exercise, the shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entity with whom the exercising holder's beneficial ownership would be aggregated for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the "Act"), would exceed 9.99% of the total number of shares of Common Stock outstanding immediately after giving effect to such exercise.

(2) The shares of Common Stock beneficially owned by RedCo II exclude 22,445,224 shares issuable upon the exercise of the pre-funded warrants held by RedCo II, as such warrants include a provision that a holder is prohibited from exercising such warrants to the extent that, upon such exercise, the shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entity with whom the exercising holder's beneficial ownership would be aggregated for purposes of Section 13(d) under the Act, would exceed 9.99% of the total number of shares of Common Stock outstanding immediately after giving effect to such exercise.

(3) Percentage based on 123,877,111 shares of Common Stock outstanding as of October 31, 2025, as reported by the Issuer in the Form 10-Q.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (02/17/2026)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (02/17/2026)
- RedCo II Master Fund, L.P.: /s/ Jeremy C. Green, Managing Member of RedCo II (GP), LLC, General Partner of RedCo II Master Fund, L.P. (02/17/2026)